Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Advances Tokenization with Solana testnet Minting and NVIDIA AI Infrastructure Alignment

Highlights

●	MMA.INC launches its proprietary ‘Get Paid to Train’ utility token on the Solana testnet to stress test tokenomics, staking and reward mechanics as part of its crypto and Web 3.0 strategy.
●	Integration of NVIDIA AI infrastructure to support large-scale fight analytics, real-time model validation, and performance scalability.
●	AI-powered analytics to gamify participation, training and reward progression, to incentivize engagement and conversion with 700 million global fans of mixed martial arts.
●	Testnet phase enables XP accumulation, performance tracking and AI-based insights to validate engagement loops.
●	Data from the AI layer will inform governance, rewards calibration and ecosystem scaling.
●	Mainnet deployment remains on track for Q1–Q2 2026, pending successful audits and testing outcomes.

New York, NY – OCTOBER 20, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, announced today that it has commenced deploying its utility token on the Solana testnet, marking a pivotal step in validating the Company’s Web3 ecosystem that fuses combat sports, blockchain and artificial intelligence (“AI”).

As part of this initiative, MMA.INC has started validation testing using NVIDIA’s AI infrastructure to evaluate scalable model deployment and real-time fight data analysis. This initial integration aims to improve compute performance, boost AI-driven engagement features, and ready the MMA.INC platform for full AI-controlled operations at mainnet launch.

“Integrating AI into our Web3 ecosystem transforms MMA.INC into a living intelligence network for combat sports” said Nick Langton, Founder and CEO of MMA.INC. “We’re creating a digital layer where effort and data become currency, empowering students, athletes, fans and gyms to earn, learn and compete in a connected economy. This is designed to create a highly engaging and truly unique user experience, which we believe will attract more MMA fans to our platform and increase user engagement, leading to higher volume transactions. As a pioneering digital platform for the MMA world, we are building a rich and valuable data set that can further empower athletes and the companies that support them.”

The testnet release enables MMA.INC to simulate full ecosystem activity, including minting, staking, experience point (“XP”) accumulation, and rewards distribution, while also introducing AI-powered analytics that assess user performance, engagement, and progression. This technology forms the backbone of the Company’s “Get Paid to Train” economy, where measurable effort, verified training sessions, and skill improvement translate into tokenised rewards.

The AI Layer: Powering Smart Engagement

MMA.INC’s AI system, when implemented, will analyse training data, fight footage, and performance metrics to generate personalised insights and XP. These AI insights would feed directly into the platform’s reward engine, driving gamification, competitiveness, and community retention.

Through AI-enhanced analytics, users could:

●	Earn XP for verified training activities and skill improvements.
●	Compete in global leaderboards and AI-evaluated fitness challenges.
●	Receive customised performance feedback and tokenised rewards.

This AI intelligence loop would not only enhance athlete development but also create a dynamic digital economy around training, effort, and engagement, bridging real-world progress with on-chain incentives.

Advancing AI Integration with NVIDIA Powered Infrastructure

During its testnet phase, MMA.INC is conducting early validation using NVIDIA’s AI infrastructure to benchmark scalable model deployment and real-time data inference within its Web3 ecosystem.

The Company utilises NVIDIA’s GPU-accelerated frameworks, such as TensorRT, CUDA, and DGX Cloud, to explore how large-scale model inference can improve combat performance analytics, XP calibration, and on-chain reward distribution.

By integrating NVIDIA’s high-performance computing layer, MMA.INC aims to enable real-time fight data analysis, pattern recognition in training, and predictive modelling for thousands of users simultaneously. This allows the AI system to adapt staking, rewards, and XP distribution dynamically based on verified performance data.

While NVIDIA’s infrastructure sets the current standard for compute performance, MMA.INC is also collaborating with other leading AI providers to assess interoperability, data pipeline flexibility, and deployment efficiency. This strategy helps ensure the Company remains technology-agnostic and ready to integrate multiple AI data sources and federated model partners as its ecosystem expands.

MMA.INC’s Industry Leadership Means

AI Validation Meets Blockchain Integrity

The integration of AI into token testing allows MMA.INC to validate how machine learning models influence reward precision, engagement velocity, and economic balance.

Gamification For Mass Adoption

By transforming fitness and training into an AI-guided experience, MMA.INC lowers the barrier to crypto participation for mainstream users, making every training session a verifiable, value-generating action.

Data Transparency and Governance

Public dashboards and aggregated AI insights will be published to ensure accountability, transparency, and ongoing calibration of reward and staking models.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders

We are bringing together martial arts fans, fighters, gyms, and coaches in a single on chain ecosystem. Unlike other models that focus on digital collectibles or limited fan tokens, we’re all about real participation and achievement.

-	From the Ground Up to Worldwide: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Participation as Currency: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	Merit over Speculation: Rewards will be based on effort, passion and progress, allowing the economy to grow through genuine participation rather than financial gain.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. Investment in cryptocurrency involves substantial risk, including the risk of complete loss. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, potential digital asset treasury, potential MMA.INC token, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc